SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

COMMISSION FILE NUMBER 001-08524

Myers Industries, Inc.
Amended and Restated Employee
Stock Purchase Plan
(Full title of the Plan)

MYERS INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)

1293 S. MAIN STREET
AKRON, OHIO 44301
(Address of Principal Executive Offices)

MYERS INDUSTRIES, INC. AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS
Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2
FINANCIAL STATEMENTS
Statements of Assets Available For Plan Benefits	3
Statement of Changes in Assets Available For Plan Benefits	3
Notes to Financial Statements	4-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Myers Industries, Inc. Amended and Restated
Employee Stock Purchase Plan Administrator:

We have audited the accompanying statements of assets available for plan benefits of the Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 2005 and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan as of December 31, 2005 and the changes in assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

/s/ SS&G Financial Services
Cleveland, Ohio
June 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Myers Industries, Inc.
Employee Stock Purchase Plan Administrator:

        We have audited the accompanying statements of assets available for plan benefits of Myers Industries, Inc. Employee Stock Purchase Plan as of December 31, 2004, and the related statements of changes in assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Myers Industries, Inc. Employee Stock Purchase Plan as of December 31, 2004, and the changes in its assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Akron, Ohio,
March 15, 2005

MYERS INDUSTRIES, INC. AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

Statements of Assets Available For Plan Benefits
December 31, 2005 and 2004

	2005	2004
Receivable from Trustee (Myers Industries, Inc.)	$105,308	$118,952

Statements of Changes in Assets Available For Plan Benefits
For The Years Ended December 31, 2005 and 2004

	2005	2004
Contributions:
Assets Available for Plan Benefits at beginning of year	$118,952	$109,202
Participants' contributions during the year	465,365	459,935

Assets Available for Stock Purchases	584,317	569,137
Less:
Assets Used for Stock Purchases	(479,009)	(450,185)

Assets Available for Plan Benefits at End of Year	$105,308	$118,952

See the accompanying notes to financial statements.

MYERS INDUSTRIES, INC. AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN

     The following description of the Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan ("Stock Plan") provides only general information. Participants should refer to the Plan Agreement and Prospectus for the Stock Plan for a more complete description of the Plan's provisions.

     (a) GENERAL. The shareholders of the Company approved the adoption of a nonqualified Employee Stock Purchase Plan. The Stock Plan is designed to encourage, facilitate and provide employees with an opportunity to share in the favorable performance of the Company through ownership of the Company's Common Stock. The total number of shares of the Common Stock which may be sold under the Stock Plan as of this filing is limited to 116,846 shares.

     (b) PURPOSE. The purpose of the Stock Plan is to provide employees (including officers) of the Company and its subsidiaries with an opportunity to purchase Common Stock through payroll deductions.

     (c) ADMINISTRATION. The Stock Plan is administered by a committee appointed by the Board of Directors. All questions of interpretation or application of the Stock Plan are determined by the Board of Directors (or its appointed committee) and its decisions are final, conclusive and binding upon all participants. All administrative and other costs related to the Plan are paid by the Company.

     (d) ELIGIBILITY AND PARTICIPATION. Any permanent employee (including an officer) who has been employed for at least one calendar year by the Company, or its subsidiaries who have adopted the Stock Plan, is eligible to participate in the Stock Plan, provided that such employee is employed by the Company on the date his participation is effective and subject to limitations on stock ownership described in the Stock Plan. Eligible employees become participants in the Stock Plan by delivering to the Company a subscription agreement authorizing payroll deductions prior to the commencement of the applicable offering period.

     (e) OFFERING DATES. The Stock Plan is implemented by one offering during each calendar quarter. Offering periods commence on the last day of each calendar quarter. The Board of Directors has the power to alter the duration of the offering periods without shareholder approval.

     (f) PURCHASE PRICE. The price at which shares may be purchased in an offering under the Stock Plan is 90% of the fair market value of the Common Stock on the last day of the prior calendar quarter. The fair market value of the Common Stock on a given date is the closing price for that date as listed on the New York Stock Exchange.

     (g) PAYROLL DEDUCTIONS. The purchase price of the shares to be acquired under the Stock Plan are accumulated by payroll deductions over the offering period. The rate of deductions may not be less than five dollars ($5.00) per week or exceed 10% of a participant's compensation, and the aggregate of all payroll deductions during the offering may not exceed 10% of the participant's aggregate compensation for the offering period. A participant may discontinue his participation in the Stock Plan or may decrease or increase the rate of payroll deductions at any time during the offering period by filing with the Company a new authorization for payroll deductions. All payroll deductions made for a participant are credited to their account under the Stock Plan and are deposited with the general funds of the Company to be used for any corporate purpose.

MYERS INDUSTRIES, INC. AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

     (h) WITHDRAWAL. A participant in the Stock Plan may terminate his interest in a given offering in whole, but not in part, by giving written notice to the Company of his election to withdraw at any time prior to the end of the applicable offering period. Such withdrawal automatically terminates the participant's interest in that offering, but does not have any effect upon such participant's eligibility to participate in subsequent offerings under the Stock Plan.

     (i) TERMINATION OF EMPLOYMENT. Termination of a participant's employment for any reason, including retirement or death, cancels his or her participation in the Stock Plan immediately.

     (j) NONASSIGNABILITY. No rights or accumulated payroll deductions of an employee under the Stock Plan may be pledged, assigned, transferred or otherwise disposed of in any way for any reason, other than on account of death. Any attempt to do so may be treated by the Company as an election to withdraw from the Stock Plan.

     (k) AMENDMENT AND TERMINATION OF THE PLAN. The Board of Directors may at any time amend or terminate the Stock Plan. Except as provided above, no amendment may be made to the Stock Plan without prior approval of the shareholders if such amendment would increase the number of shares reserved under the Stock Plan, permit payroll deductions at a rate in excess of 10% of a participant's compensation, materially modify the eligibility requirements or materially increase the benefits which may accrue to participants under the Stock Plan.

     (l) TAXATION. Participants in the Stock Plan, which is nonqualified for federal income tax purposes, are taxed currently on the 10% discount on the purchase price granted by the Stock Plan in the year in which stock is purchased. The 10% discount is treated as ordinary income to the participant and that amount is currently deductible by the Company to the extent the participant's total compensation from the Company is within the "reasonable compensation" limits imposed by Section 162 of the Internal Revenue Code of 1986, as amended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION. The accompanying statements of assets available for plan benefits and statements of changes in assets available for plan benefits are prepared on the accrual basis of accounting.

     (b) USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amount and disclosures. Actual results could differ from those estimates.

SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, an administrator of the plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
June 28, 2006	MYERS INDUSTRIES, INC. By /s/ DONALD A. MERRIL DONALD A. MERRIL Vice President and Chief Financial Officer